VIZACOM, INC.
                             Glenpointe Centre East
                           300 Frank W. Burr Boulevard
                            Teaneck, New Jersey 07666
                                 (201) 928-1001


                                                           October 12, 2000

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Form S-8 Registration Statements
               Registration Nos.333-13059 and 333-19169
               Retraction of Application to Withdraw Registration Statements
               -------------------------------------------------------------

Dear Sir or Madam:

     On September 18, 2000, Vizacom Inc. (the "Company") filed a Form RW application (the "Form RW Application") requesting the withdrawal of (1) the Company's Registration Statement on Form S-8 (Registration No.:333-13059) (the "First Registration Statement") filed with the Commission on September 30, 1996 and (2) the Company's Post-Effective Amendment No. 1 to the First Registration Statement (Registration No.:333-19169) (the "Second Registration Statement," and together with the First Registration Statement, the "Registration Statements") filed with the Commission on January 2, 1997.

     At the request of the Securities and Exchange Commission, the Company hereby retracts the Form RW Application and will file post-effective amendments to the Registration Statements deregistering all of the shares of the Company's common stock registered thereunder.

     If you have any questions or comments, with respect to this withdrawal request, please contact either the Company's counsel, Neil M. Kaufman, Esq., of Kaufman & Moomjian, LLC, at 50 Charles Lindbergh Boulevard - Suite 206, Mitchel Field, New York 11553 (Telephone: 516-222-5100), or the undersigned.

                                   Very truly yours,

                                   VIZACOM INC.

                                   By:  /s/ Alan W. Schoenbart
                                      ----------------------------------
                                        Alan W. Schoenbart
                                        Vice President - Finance and
                                        Chief Financial Officer